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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1 )*

                      IVI PUBLISHING, INC.


                         (Name of Issuer)

                  Common Stock, $.01 par value
               __________________________________
                 (Title of Class of Securities)

                          450707 10 4
                  ____________________________
                         (CUSIP Number)

Marilyn J. Wasser, 32 Avenue of the Americas, New York, NY 10013-2412
                       (212-387-5400)
         _____________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         April 1, 1996

                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ....

Check the following box if a fee is being paid with the statement ....  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                              SCHEDULE 13D/A

CUSIP No. 450707 10 4


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     AT&T Corp.  13-4924710

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)___
                                                  (b)___

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                     ___

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York


                         7    SOLE VOTING POWER
NUMBER OF                      1,884,633**
  SHARES
BENEFICIALLY             8    SHARED VOTING POWER
 OWNED BY                     - 0 -
   EACH
 REPORTING                    9    SOLE DISPOSITIVE POWER
  PERSON                      1,884,633**
   WITH
                         10   SHARED DISPOSITIVE POWER
                              - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,884,633**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                ___

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     20%

14   TYPE OF REPORTING PERSON*
     CO

               * SEE INSTRUCTIONS BEFORE FILLING OUT

               **SEE ITEM 5(a)












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Item 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is Common Stock $.01 Par Value (the "Stock") of
IVI Publishing Inc., a Minnesota corporation (the "Issuer").

     The name and address of the principal executive offices of the Issuer are:

                         IVI Publishing, Inc.
                         7500 Flying Cloud Drive
                         Minneapolis, Minnesota 55344-3739

Item 2.   IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). The name of the person filing this statement is AT&T Corp. ("AT&T"). AT&T is a New York corporation with its principal executive offices at 32 Avenue of the Americas, New York, New York 10013-2412. AT&T is a major participant in two industries: the global information movement and management industry and the financial services and leasing industry.

     The attached Schedule I is a list of the executive officers and directors of AT&T which contains the following information with respect to each such person: name; business address; present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

     AT&T has no controlling person or corporation.

     (d), (e). During the last five years, neither AT&T nor, to the best of AT&T's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.










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Item 3.   SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

     As of the date hereof, AT&T beneficially owns the number of shares of Stock of the Issuer described below. Such shares are deemed to be beneficially owned by virtue of AT&T's acquisition of an option (the "Option") granting AT&T the immediate right to acquire beneficial ownership of such Stock. It is expected that the funds for the purchase of shares pursuant to any exercise of the Option will be obtained from AT&T's working capital.

          1. An option to purchase up to that number of the shares of Stock of the Issuer (at an exercise price of $10 per share) which shall equal 20% of the issued and outstanding Stock of the issuer after taking into the account the exercise of the Option. AT&T acquired the Option in exchange for the various agreements and obligations of AT&T pursuant to the Anchor Brand Content Provider Agreement, dated October 30, 1995 (the "Content Agreement"), between AT&T and the Issuer.

Item 4.   PURPOSE OF THE TRANSACTION.

     The event that required the filing of this Schedule 13D was the effectiveness on April 1, 1996 of the Option as part of the Content Agreement pursuant to which the issuer will be providing content to be distributed through an AT&T online service.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) AT&T has acquired the Option which grants AT&T the immediate right to purchase that number of shares of Stock of the Issuer which shall equal 20% of the issued and outstanding Stock of the Issuer after taking into the account the exercise of the Option. Based upon 7,538,532 shares of Stock outstanding per the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the estimated aggregate number of shares of the Stock beneficially owned by AT&T pursuant to the Option is 1,884,633.

     To the best of AT&T's knowledge, none of the persons listed on Schedule I hereto beneficially owns any shares of Stock of the Issuer.
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     (b)  AT&T possesses the sole power to vote or direct the
vote and to dispose of or direct the disposition of all of the shares of stock beneficially owned by it. The voting and dispositive power of the persons listed on Schedule I hereto is only that attributable generally to officers and directors of AT&T.

     (c) To the best of AT&T's knowledge there have been no transactions in the class of securities reported on that were effective during the past 60 days by AT&T or the persons listed on Schedule I hereto.

     (d) To the best of AT&T's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under Items 3 and 4 is incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

                         None.
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                              SCHEDULE I

     Each of the persons named below is a citizen of the United
States of America, unless otherwise indicated. For each person whose principal employment is with AT&T, the principal business of their employer is described under Item 2 above.

                         Principal Occupation or
                         Employment; Business
                         Address; and Principal
     Name                Business of Employer




Robert E. Allen          Chairman and Chief Executive Officer,
                           AT&T
                         32 Avenue of the Americas
                         New York, NY  10013-2412

Harold W. Burlingame     Senior Vice President - Human
                           Resources, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Kenneth T. Derr          Chairman and Chief Executive Officer
                           of Chevron Corporation
                           (Oil Company)
                         575 Market Street
                         San Francisco, CA 94105

M. Kathryn Eickhoff      President of Eickhoff Economics, Inc.
                           (Economic Consultants)
                         510 LaGuardia Place, Suite 400
                         New York, NY  10012

Walter Y. Elisha         Chairman and Chief Executive Officer
                           of Springs Industries, Inc.
                          (Textiles Manufacturing)
                         205 North White Street, P. O. Box 70
                         Fort Mill, SC  29715

Pier Carlo Falotti       President AT&T International S.A. &
(Citizen of Italy)       AT&T Europe S.A./N.V.
                         AT&T International S.A.
                         18, Avenue Louis Casai
                         CH1209 Geneva
                         Switzerland










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                         Principal Occupation or
                         Employment; Business
                         Address; and Principal
     Name                Business of Employer




Belton K. Johnson        Former Owner of Chaparrosa Ranch
                         100 West Houston Street
                         Suite 1100
                         San Antonio, TX  78205

Ralph S. Larsen          Chairman and Chief Executive Officer
                           Johnson and Johnson
                           (Pharmaceuticals)
                         1 Johnson and Johnson Plaza
                         New Brunswick, NJ 08933

Marilyn Laurie           Executive Vice President - Public
                           Relations, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920


Alex J. Mandl            President and Operating
                           Vice President
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Gail J. McGovern         Executive Vice President
                         55 Corporate Drive
                         Bridgewater, NJ 08807

Donald F. McHenry        President of IRC Group, Inc.
                           (Consultants)
                         Georgetown University
                         School of Foreign Service
                         ICC 301
                         Washington, DC  20057

R. W. Miller             Senior Executive Vice President and
                           Chief Financial Officer
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920
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                         Principal Occupation or
                         Employment; Business
                         Address; and Principal
     Name                Business Employer



Joseph P. Nacchio        Executive Vice President
                         295 North Maple Avenue
                         Basking Ridge, NJ 07920

John C. Petrillo         Executive Vice President
                         295 North Maple Avenue
                         Basking Ridge, NJ 07920

Ronald J. Ponder         Executive Vice President
                         295 North Maple Avenue
                         Basking Ridge, NJ 07920

Michael I. Sovern        President Emeritus & Chancellor Kent
                           Professor of Law at Columbia
                           University
                         435 W. 116th Street, Box B20
                         New York, NY  10027

Joseph D. Williams       Chairman of the Executive Committee
                         Warner-Lambert Co. (Pharmaceuticals,
                           Health Care and Consumer Products)
                         182 Tabor Road
                         Morris Plains, NJ  07950

Thomas H. Wyman          Chairman, S. G. Warburg & Co. Inc.
                           (Investment Banking, Food
                           Industries)
                         277 Park Avenue
                         New York, NY  10172

John D. Zeglis           Senior Executive Vice President - Policy
                           Development and Operations Support
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

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                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 12, 1996



                                   AT&T Corp.



                                   By: Marilyn J. Wasser
                                   Corporate Vice President - Law
                                   and Secretary